May 11, 2010
Via Edgar and Facsimile (202) 772-9291
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549
Ms. Suzanne Hayes, Branch Chief
Re:	RegeneRx Biopharmaceuticals, Inc. Registration Statement on Form S-1, File No. 333-166146
Dear Ms. Hayes:
     The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 4:45 p.m. (Eastern time) on Thursday, May 13, 2010, or as soon as practicable thereafter. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.
     Pursuant to the Commission’s letter dated April 22, 2010 regarding the Registration Statement, the undersigned registrant further acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, RegeneRx Biopharmaceuticals, Inc.
By:	/s/ C. Neil Lyons
C. Neil Lyons
Chief Financial Officer

cc: Darren K. DeStefano, Esq.

Maxim Group LLC
405 Lexington Avenue
New York, New York 10174
May 11, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	RegeneRx Biopharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-166146)
Ladies and Gentlemen:
     In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the underwriters, hereby join in the request of the Company that the effective date of such registration statement be accelerated to 4:45 p.m. (NYT) on Thursday, May 13, 2010, or as soon thereafter as practicable.
     In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned have effected from April 27, 2010 through the date hereof approximately the following distribution of:
     Preliminary Prospectus dated April 27, 2010
     721 copies to prospective institutional investors, dealers and others
     The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours, MAXIM GROUP LLC, as representative of the underwriters
By:	/s/ Clifford A. Teller
	Name:	Clifford A. Teller
	Title:	Executive Managing Director